UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

diaDexus, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

25245P106
(CUSIP Number)

JAN H. LOEB
LEAP TIDE CAPITAL MANAGEMENT, LLC
10451 Mill Run Circle, Suite 400
Owings Mills, Maryland 21117
(410) 654-3315

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25245P106

1	NAME OF REPORTING PERSON LEAP TIDE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,984,649
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,984,649
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,984,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25245P106

1	NAME OF REPORTING PERSON JAN LOEB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,225,349
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,225,349
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,225,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25245P106

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 16, 2015, the Reporting Persons entered into an Agreement with the Issuer and John J. Sperzel III (the “Agreement”).  Pursuant to the terms of the Agreement, the Issuer will (i) increase the size of the Board by one member to a total of six members, (ii) include Mr. Sperzel in the Board’s slate of six nominees for election as director at the 2015 annual meeting of stockholders (the “2015 Annual Meeting”), (iii) use its reasonable best efforts to cause the election of Mr. Sperzel to the Board at the 2015 Annual Meeting, (iv) not increase the total number of directors that shall constitute the Board to more than six directors prior to the Issuer’s 2015 Annual Meeting and (v) use its reasonable best efforts to hold the 2015 Annual Meeting no later than June 30, 2015.  In addition, pursuant to the terms of the Agreement, during the Standstill Period (as defined below), and for so long as the Reporting Persons continue to own not less than 5% of the Issuer’s outstanding common stock, the Reporting Persons shall have the right to recommend Mr. Sperzel’s replacement candidate and any such subsequent replacement who is an independent director and is acceptable to the Board or the Nominating and Governance Committee of the Board.  Pursuant to the terms of the Agreement, the Issuer has agreed to reimburse the Reporting Persons for their reasonable out-of-pocket related fees and expenses, in the amount of $20,000.

The Reporting Persons agreed, amongst other things, to cause all shares beneficially owned by the Reporting Persons to be voted at the 2015 Annual Meeting in favor of each of the Company’s proposals (provided, however, that if Institutional Shareholders Services Inc. (“ISS”) recommends voting against certain proposals, the Reporting Persons shall be permitted to vote in accordance with ISS’ recommendations on those proposals).  In addition, the Reporting Persons agreed to certain voting and standstill provisions until the earlier of (i) 10 days prior to the nomination deadline in connection with the nomination of directors at the 2016 annual meeting of stockholders and (ii) the date that is thirteen (13) months after the date of the 2015 Annual Meeting (the “Standstill Period”).  The Agreement also contains a mutual non-disparagement provision.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 56,902,666 Shares outstanding, which is the total number of Shares outstanding as of March 6, 2015 as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 12, 2015.

A.	Leap Tide

(a)
As of the close of business on April 17, 2015, 1,313,363 Shares were held in the Leap Tide Managed Account.  Leap Tide, as the investment manager of LT Partners, may be deemed the beneficial owner of the 2,671,286 Shares owned by LT Partners.

CUSIP NO. 25245P106

Percentage: 7.0%

(b)	1. Sole power to vote or direct vote: 3,984,649
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 3,984,649
4. Shared power to dispose or direct the disposition: -0-

(c)	Neither Leap Tide, through the Leap Tide Managed Account, nor LT Partners, has entered into any transactions in the Shares since the last filing on Schedule 13D.

B.	Mr. Loeb

(a)
As of the close of business of April 17, 2015, Mr. Loeb is the beneficial owner of 1,240,700 Shares (including certain Shares held in trust) and, as the Managing Member of Leap Tide, may be deemed the beneficial owner of the 3,984,649 Shares beneficially owned by Leap Tide.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 5,225,349
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 5,225,349
4. Shared power to dispose or direct the disposition: -0-

(c)	Mr. Loeb has not entered into any transactions in the Shares since the last filing on Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons and LT Partners is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 16, 2015, the Reporting Persons, the Issuer and John J. Sperzel III entered into the Agreement described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement, by and among diaDexus, Inc., Leap Tide Capital Management, LLC, Jan Loeb and John J. Sperzel III, dated April 16, 2015.

CUSIP NO. 25245P106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2015

LEAP TIDE CAPITAL MANAGEMENT, LLC

By:	/s/ Jan Loeb
	Name:	Jan Loeb
	Title:	Managing Member

/s/ Jan Loeb
JAN LOEB